MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the years ended April 30, 2006, 2005, and 2004. Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the twelve months ended April 30, 2006 (“fiscal 2006” or “Y/E2006”) with those of the previous two fiscal years (the twelve months ended April 30, 2005 (“fiscal 2005” or “Y/E2005”) and 2004 (“fiscal 2004” or “Y/E2004”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States. A reconciliation of the effect of applying United States generally accepted accounting principles to Pacific Rim’s financial results is described in Note 15 to the financial statements.

Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 14 for further information.

1. 2006 FISCAL YEAR IN REVIEW

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

Advancement of the El Dorado Gold Project

Pacific Rim’s exploration emphasis during fiscal 2006 was to expand the El Dorado project through the delineation of the South Minita gold zone which was discovered during the previous fiscal year. The 18-month long South Minita delineation drill program culminated in June 2006, subsequent to the Company’s 2006 fiscal year end, with the announcement of an updated resource estimate for the El Dorado gold project. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit. Highlights of the new resource estimate include:

  Total measured and indicated resources (including proven and probable reserves) at the El Dorado project of 1,222,000 gold equivalent ounces, plus a further 115,000 gold equivalent inferred resource ounces.
  Indicated resources at the South Minita deposit of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent inferred resource ounces.

Details of the updated El Dorado resource estimate are presented in Section 2.

The economic impact of the South Minita deposit on the El Dorado mine proposed in the January 2005 pre-feasibility study will be determined in a full feasibility study expected to be completed during the coming fiscal year. Pacific Rim believes that the increased El Dorado gold and silver resources are of sufficient quantity to support an expansion of the operation proposed in the January 2005 pre-feasibility study and that the economics of the El Dorado mine proposed therein may be positively impacted.

In addition to drill defining the South Minita gold zone, Pacific Rim conducted extensive surface exploration work at El Dorado during fiscal 2006, which resulted in the identification of a number of new high-priority drill targets in the southern part of the El Dorado district. These targets were discovered after the Company’s geological team made several key breakthroughs regarding the controls on, and most importantly timing of the bonanza gold mineralization in the El Dorado district. A discussion of the Company’s exploration and target generation work is provided in Section 2.

New Exploration Projects

Pacific Rim acquired a number of new exploration projects in Central and South America during fiscal 2006.

Reconnaissance-style sampling of what the Company has determined to be favorable geological terrains in El Salvador led to the acquisition of two new projects in that country during fiscal 2006. The Santa Rita project is located immediately northwest of the Company’s El Dorado project and comprises an epithermal system in which very high grade gold is locally exposed in surface outcroppings of vein material. Geological indicators at Santa Rita suggest that the mineralization exposed in veins on surface represents high levels of the epithermal system and that the majority of the typically gold-enriched boiling zone may be preserved below ground. In February 2006 Pacific Rim acquired the Zamora project in northwestern El Salvador. The Zamora project exposes high level gold-bearing epithermal veins, and again, geological indicators suggest that the productive boiling zone of this system may be preserved below ground. Details of the Santa Rita and Zamora projects are presented in Section 2.

The Company’s project generation initiative in South America focused on identifying potential epithermal gold systems, and as a result of this initiative, in June 2005 the Company staked the Carrera and Colina projects in Region XI in southern Chile and the Rosalito project in Santa Cruz Province, Argentina. These projects are discussed further in Section 2.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Revenue	$8,024	$11,868	$12,140
Operating Costs	$4,480	$8,963	$12,193
Exploration expenditures	$6,289	$6,424	$5,164
Loss before unusual item	$(3,908)	$(4,899)	$(7,307)
Loss for the period	$(618)	$(4,634)	$(6,859)
Per share (basic and diluted)	$(0.01)	$(0.06)	$(0.09)
Cash Flow used for operating activities	$(1,090)	$(1,610)	$(1,133)
Net increase (decrease) in cash	$1,321	$(1,027)	$356
Cash at end of period	$1,757	$436	$1,463
Total assets	$24,909	$8,618	$14,033
Total liabilities	$2,874	$3,079	$4,415
Working Capital	$16,329	$(135)	$3,033
Common shares outstanding (average)	82,527,499	80,514,168	79,145,935
Fully diluted shares (average)	88,948,999	86,636,068	84,161,115

Net Loss

For the fiscal year ended April 30, 2006, Pacific Rim recorded a loss of $0.6 million or $0.01 per share, compared to a loss of $4.6 million or $0.06 per share for the fiscal year ended April 30, 2005 and $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004. The improvement in net loss for Y/E2006, despite lower sales revenues compared to the previous two periods, is due to substantially decreased mine operating expenses at the Company’s 49%-owned Denton-Rawhide residual leach gold operation ($4.5 million for fiscal 2006 compared to $9.8 million and $13.5 million for the previous two fiscal years) combined with a $3.3 million recovery of investment in the Andacollo Mine during fiscal 2006 (compared to $0.3 million and $0.5 million respectively for the previous two fiscal years). The Company’s results of operations are discussed further in Section 4.

Liquidity and Financial Condition

During fiscal 2006 Pacific Rim’s cash and cash equivalents increased by $1.3 million from $0.4 million at April 30, 2005 to $1.7 million at April 30, 2006. At Y/E 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $14.6 million and $0.5 million respectively, compared to $0.4 million and $0.02 million respectively at Y/E 2005 (an increase year over year of $14.3 million for temporary investments and $0.5 million for bullion). In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately convertible to cash to cover short-term cash requirements.

During fiscal 2006 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $3.3 million in proceeds from creditor payments and the sale of the Company’s Andacollo asset, $0.3 million from the exercise of stock options, $0.3 million of investment income and $16.4 million from the sale of shares in the Company’s short form prospectus equity financing (the “Financing”) in March 2006. Outlays of cash during the year included: $14.3 million invested in temporary investments, $6.2 million in direct exploration expenditures and $1.5 million in direct general and administrative expenses. The net of these cash inflows and outlays was a net increase in cash and cash equivalents for fiscal 2006 of $1.3 million.

At April 30, 2006, the book value of Pacific Rim’s current assets stood at $17.4 million, compared to $1.2 million at April 30, 2005. The increase in current assets is primarily as result of increases in cash and cash equivalents and temporary investments (stemming from the sale of shares in conjunction with the Company’s March 2006 Financing, and proceeds from the sale of the Company’s Andacollo asset), and increases in bullion during fiscal 2006. The Company’s total assets at Y/E2006 were $24.9 million compared to $8.6 million at Y/E2005, with property, plant and equipment, and closure fund balances relatively stable year over year. At Y/E2006, Pacific Rim had current liabilities of $1.0 million, compared to $1.3 million at Y/E2005. Currently, Pacific Rim has no debt.

The $16.1 million increase in current assets combined with the $0.3 million reduction in current liabilities, resulted in a $16.4 million improvement in working capital from $(0.1) million at the end of fiscal 2005 to $16.3 million at the end of fiscal 2006.

Pacific Rim’s liquidity and financial condition are covered in Section 6.

Production

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2006 was 15,117 ounces of gold and 135,085 ounces of silver at a total cash production cost of $227 per ounce of gold produced. As non-cash heap leach inventory drawdown costs were reduced to nil in fiscal 2006, actual cash expended per ounce of gold produced in fiscal 2006 was also $227 per ounce. Fiscal 2006 production from Denton-Rawhide was approximately 31% lower than in fiscal 2005. This decline in production represents the normal slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Re-contouring of the heap leach pile undertaken during fiscal 2005 continued into fiscal 2006 and succeeded in improving recoveries on a short-term basis, though not enough to offset the normal slowdown in recovery typical of residual heap leach operations. Pacific Rim’s operations are discussed further in Section 3.

Financing Completed

On March 1, 2006 Pacific Rim closed a short form prospectus equity financing in which total gross proceeds of CDN $20,076,000 were raised. The Financing was undertaken through a syndicate of underwriters (the “Underwriters”) who agreed to buy and sell to the public the aggregate of 23,900,000 common shares of the Company at a price of CDN $0.84 per common share, which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares. The details of this financing, including the planned use of proceeds, are provided in Section 6.

Andacollo Sale Finalized

In September 2005 Pacific Rim closed the sale of 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine in Chile. Total consideration to be paid for the Andacollo mine is $5.4 million, of which $3.0 million has been paid, with the remaining $2.4 million due in future installments that are secured by a promissory note (see Note 1c to the financial statements). Details of the agreement and payment structure are provided in Section 2.

Executive Appointments

A number of executive appointments were made during fiscal 2006: Catherine McLeod-Seltzer, formerly President of the Company, was named Chairman of the board of directors; Tom Shrake’s role was expanded to President and Chief Executive Officer; William Myckatyn, formerly Chairman of the board of directors was named Lead Director; William Gehlen was named Vice President, Exploration; and Ronda Fullerton was named Corporate Secretary. Subsequent to the end of fiscal 2006, Pacific Rim announced the appointment of Pete Neilans to the position of Chief Operating Officer.

2. PROJECT DEVELOPMENTS AND EXPLORATION ACTIVITES

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. The Company’s focus at El Dorado during fiscal 2006 was the further delineation of the South Minita gold zone, on which a definition drill program was commenced in November 2004. In addition, the Company continued its surface mapping and sampling program in the southern part of the El Dorado district, which resulted in the identification of a number of new gold targets.

Pacific Rim’s exploration activities outside of the El Dorado project during the past fiscal year consisted of surface mapping, sampling and target generation programs at the Santa Rita gold project in El Salvador and grassroots exploration at the Carrera and Colina gold projects in Chile. During fiscal 2006 Pacific Rim acquired the Zamora gold project in El Salvador; a grassroots project on which the Company conducted preliminary exploration mapping and sampling.

Pacific Rim’s business model has been to utilize cash flow from gold production from its 49%interest in the Denton-Rawhide Mine in Nevada plus any cash it receives from the sale of non-core assets to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economic analysis, community relations initiatives and project generation. In light of the advanced stage of exploration at the El Dorado project and the development activities the Company foresees undertaking there in the near future, as well as the numerous drill targets generated recently at the El Dorado and Santa Rita projects, Pacific Rim elected to conduct an equity financing during fiscal 2006 in order to augment its funds available for exploration and development. The Company’s available sources of cash and anticipated cash flow from production and the sale of non-core assets are not intended, or sufficient, to fully fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview

The El Dorado gold project, located in El Salvador approximately 65 kilometers northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the El Dorado project. In September 2005 the El Dorado project was expanded from 75 square kilometers in two exploration licenses to 144 square kilometers in three exploration licenses with nominal expiry dates of September 28, 2013 (one license) and September 29, 2013 (two licenses). The project additionally includes a 12.75 square kilometer area pending conversion to an exploitation concession (the “El Dorado Exploitation Concession”), which underlying exploration license has a nominal expiry date of January 1, 2005.

In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of this 12.75 square kilometer portion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004. The conversion process is currently pending ministerial acceptance of Pacific Rim’s Environmental Impact Study (see below and Section 10) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the exploitation concession area while the permitting process is underway.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill process.

Fiscal 2006 Developments

During fiscal 2006 Pacific Rim concentrated its exploration activities at the El Dorado gold project on defining and delineating the South Minita gold zone. The South Minita definition drill program was in process throughout fiscal 2006 and culminated in June 2006, subsequent to the fiscal year end, with the tabulation of an updated resource estimate for the El Dorado project including a first-ever resource estimate for the South Minita deposit. In addition, the Company continued its surface mapping, sampling and target generation efforts in the southern part of the

El Dorado district in preparation for resumption of its exploration drilling program upon completion of the South Minita definition drill program.

A complete list of results from Pacific Rim’s El Dorado exploration and definition drill programs is available on the Company’s website (www.pacrim-mining.com).

Updated El Dorado Resource Estimate

On June 19, 2006 Pacific Rim announced the results of an updated resource estimate for the El Dorado project, in which the measured and indicated resources on the project (inclusive of reserves) increased to 1.2 million gold equivalent ounces. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit, the subject of an 18-month long definition drilling program at El Dorado that was completed subsequent to the end of fiscal 2006. South Minita was estimated in this resource tabulation to contain indicated resources of 350,000 gold equivalent ounces plus a further 77,000 gold equivalent ounces in the inferred category.

The resources below are tabulated using a gold equivalent, rather than a gold-only cutoff grade as was historically used at El Dorado, in order to more realistically represent the combined gold and silver value of these deposits. In the case of the Minita deposit, the estimate includes a small number of new recently drilled holes. The Coyotera and Nueva Esperanza deposits were re-tabulated using the gold-equivalent cutoff.

El Dorado Project Resources (as of June 19, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva Esperanza	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500
TOTAL INFERRED ALL DEPOSITS		429,200	7.55	104,200	51.96	717,000	8.30	114,500
Notes:

1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) The Minita resource INCLUDES the reserves stated below

Mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to Section 14 for further explanation.

The resources above were estimated by interpreting drill intercepts in cross section, coding samples, capping assays, compositing to vein thicknesses, and estimating grades and thicknesses of each of the veins into a three dimensional grade thickness model. Each of the three veins at the Minita deposit and ten veins at the South Minita deposit were estimated separately. Section 14 contains additional NI 43-101 disclosure regarding this resource estimate.

A portion of the Minita resources were converted to proven and probable reserves in a pre-feasibility study for the El Dorado deposit conducted in January 2005 (details of the assumptions used in this reserve calculation are available in the Company’s fiscal 2005 regulatory filings as referred to in Section 13, and NI 43-101 disclosure is presented in Section 14). The following reserve table outlines that portion of the Minita resource which have been converted to reserves:

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)
Reserve Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.84	282,344

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes:
1) El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2) Based upon US$350 gold and US$5.00/oz silver market price.
3) Values shown in table are diluted and do account for mining recovery.

Mineral resource and reserve estimates presented in this document have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). In particular, U.S. Securities and Exchange Commission Industry Guide 7 requires a "final" or "bankable" feasibility study to make reserve disclosure. The NI 43-101 Proven & Probable Reserves reported above are not considered reserves under U.S. Securities and Exchange Commission Industry Guide 7 and would not be permitted in reports of U.S. Companies filed with the SEC. Readers are referred to Section 14 for further explanation.

Economic highlights of a proposed operation at the El Dorado project as presented in the January 2005 pre-feasibility study released during fiscal 2005 include:

  Operating costs (including direct mining costs, mill processing and general and administrative costs and excluding royalties and refining charges) estimated to average $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.
  Average annual forecast gold equivalent production over a projected 6.2-year mine life of approximately 80,000 ounces; including approximately 87,000 and 99,000 gold equivalent ounces* in the first two years of production respectively.
  Total estimated capital costs of $66.9 million comprised of $47.9 million pre-production capital and $19.0 million on-going capital.
  An estimated $43.6 million in cash flow* over the life of the mine with a payback period of 3.5 years.
  Projected pre-tax Internal Rate of Return* (“IRR”) of 18.1%.

(*Gold equivalent ounces, projected cash flow and IRR are based on gold and silver prices of $400 per ounce and $6.00 per ounce respectively)

A full feasibility study based on the updated El Dorado resource estimate and including aspects of the mine plan outlined in the January 2005 pre-feasibility study has been initiated to investigate the economics of mining the El Dorado project at higher throughput rates. Pacific Rim believes that the resource ounces outlined above will support an expanded El Dorado operation with annual gold production significantly higher than that envisioned in the January 2005 pre-feasibility study, while maintaining operating costs at or about $163 per ounce as estimated in the pre-feasibility study. The full feasibility study is expected to be completed in late calendar 2006.

Exploration
Concurrent with the South Minita delineation drill program during fiscal 2006, Pacific Rim continued a surface mapping, sampling and target generation program in the southern part of the El Dorado district that had commenced during fiscal 2005. This exploration program benefited from a scientific breakthrough made by the Company regarding the timing of the gold mineralizing event at El Dorado relative to the volcanic sequence that dominates the area. As a result, areas of the El Dorado project previously thought to be lower priority geologically were re-evaluated with this surface exploration program and a number of high priority gold-bearing targets were discovered. These targets include: the untested 4 kilometer strike extent of the Minita structure that continues south from the Minita and South Minita deposits; a broad structural zone in the vicinity of the Nance Dulce vein (on which limited drilling was conducted during fiscal 2005); the untested Hacienda structure (a roughly 4 kilometer north-south striking structure geologically similar to, and approximately 2 kilometers west of, the Minita structure); and the Gallardo vein, on which there is located a colonial-era mine shaft. With the South Minita delineation drill program completed, Pacific Rim intends to resume its exploration drilling program at the El Dorado gold project during fiscal 2007 and will focus on testing these four high priority targets.

Environmental Impact Study
In September 2004, the Company submitted an Environmental Impact Study ("EIS") to the El Salvadoran Environmental and Natural Resources Ministry ("MARN") for a 750 tonne per day operation. In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

Summary
The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Of the $6.2 million spent on direct exploration costs during fiscal 2006, $5.9 million was expended on the El Dorado project, primarily on the South Minita delineation drill program with minor expenditures on pre-development activities and community relations initiatives.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) exploration license in central El Salvador staked by Pacific Rim in July 2005. The southeast corner of the Santa Rita exploration license is contiguous with the northwest corner of the Company’s flagship El Dorado project, though the two projects host separate epithermal systems.

An epithermal quartz-calcite vein system at Santa Rita was discovered by Pacific Rim early in fiscal 2006 through reconnaissance-style sampling of float, sub-crop and outcrop. The Trinidad vein, one of two known vein structures on the project, has to date been traced over a distance of approximately 2 kilometers in a northwest – southeast direction. Seven rock samples collected during fiscal 2006 from a 500 meter strike length of the Trinidad vein (two sections of approximately 100 and 200 meters in strike length respectively, separated by approximately 200 meters) yielded the following results: 6.43 g/t gold over 1.5 meters; 14.59 g/t gold over 1.0 meter; 25.76 g/t gold over 1.5 meters; 118.29 g/t gold over 1.5 meters; 32.67 g/t gold over 0.5 meters; 12.64 g/t gold over 2.0 meters; and 59.52 g/t gold over 1.5 meters. The remainder of the Trinidad vein, as well as the 200-meter segment of the vein within the high-grade area (where it crosses a hill), are likely above the productive interval of the Santa Rita epithermal system, though surface sampling still yielded assays up to 5 g/t gold over similar vein widths.

During fiscal 2006 Pacific Rim completed a baseline environmental assessment of the Santa Rita project, which was submitted to MARN, presented for public comment, amended based on public comments raised and resubmitted to MARN. On June 12, 2006, the Company received a permit from MARN to conduct a drill program on the Santa Rita gold project, paving the way for the Company to finalize access agreements with local residents, upgrade and construct access roads and then mobilize a drill rig to the site. The duration and extent of the Santa Rita drill program, expected to commence in the first half of fiscal 2007, will be dictated by results.

The Santa Rita project provides an excellent exploration opportunity within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

Other Exploration Projects

Zamora Gold Project, El Salvador
In February 2006 Pacific Rim signed an agreement to acquire a 100% interest in the Zamora gold project in El Salvador from a consortium of private companies. Under the terms of the agreement the Company maintains an option to purchase the Zamora exploration concession by making advance royalty payments as follows: 50,000 shares upon regulatory approvals of the arrangement (issued March 10, 2006): 50,000, 70,000, 100,000 and 150,000 shares on the first through fourth anniversaries of the agreement respectively: 200,000 shares on the fifth and subsequent anniversaries of the agreement until the earlier of termination of the option, commencement of production or expiry of the exploration concessions. Title to 100% of the project will be transferred to Pacific Rim at such time as a positive production decision is made by the Company. Upon achievement of commercial production the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10 million (inclusive of the value of the advance royalty payments made).

The Zamora project comprises a 40 square kilometer land package located 50 kilometers north of San Salvador, in El Salvador. The Zamora project exposes high-level gold bearing veins of the adularia-sericite type of epithermal system. Pacific Rim conducted limited grab sampling of vein outcrops and float within a small portion of the Zamora project area during fiscal 2006, which returned values of up to 16.6 g/t gold. The juxtaposition of both high-grade gold-bearing veins and gold-bearing volcanic sinter deposits (ancient geysers) at the Zamora project indicates strong potential for the preservation from erosion of the productive boiling zone in this epithermal system.

A baseline environmental assessment of the Zamora project will be undertaken during fiscal 2007 in preparation for obtaining a permit to conduct a Phase 1 drill program.

Carrera and Colina Gold Projects, Chile
During fiscal 2006 Pacific Rim staked two new properties totalling 81 square kilometres in the XI Region in southern Chile. The Carrera project (8 concessions totalling 23 square kilometres) and the Colina project (20 concessions totalling 58 square kilometers) occur within an epithermal gold belt that hosts Coeur d’Alene Mines Corp.’s Cerro Bayo gold mine. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. Pacific Rim discovered anomalous levels of gold mineralization in chalcedonic quartz veinlets, which led to the staking of these claims. During fiscal 2006 Pacific Rim conducted limited exploration work at the Carrera and Colina projects, including regional-scale mapping, and intends to conduct additional early-stage exploration work, including mapping, sampling, target generation and a Phase 1 drill program during fiscal 2007.

Rosalito Copper Project, Argentina
The Rosalito project in Santa Cruz province, Argentina is a 100 square kilometer exploration claim staked by Pacific Rim to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5 -meter wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems Pacific Rim is seeking, and it is not uncommon to find one in the search for the other. As Pacific Rim is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

Andacollo Gold Mine, Chile

On June 20, 2005 Pacific Rim entered into a letter of intent to sell 100% of the shares in its subsidiary companies that owned the Andacollo gold mine located in central Chile, for total consideration of $5.4 million. Between June and August 2005 payments totaling $0.9 million were made to the Company by the purchaser to maintain their exclusive right to conduct due diligence On September 21, 2005, a final agreement was entered into and the sale of the Company’s subsidiaries was closed. Upon execution of the final Share Purchase Agreement, Pacific Rim received a $2.1 million payment from the purchaser. The agreement provides for further payments totaling $2.4 million to be made to the Company ($1 million and $1.4 million by September 2006 and 2007 respectively) that are secured by a promissory note (see Note 1c to the financial statements) and relieves Pacific Rim of any further reclamation or environmental responsibilities at Andacollo. The Andacollo mine, which was shut down in December 2000 by Pacific Rim’s predecessor company, was a non-core asset that warranted monetization. At the time of its sale, CMD was in the process of reclaiming the mine site and disposing of the mine assets.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2006 was 15,117 ounces of gold and 135,085 ounces of silver at a total cash production cost of $227 per ounce of gold produced. As non-cash heap leach inventory drawdown costs were reduced to nil in fiscal 2006, actual cash expended per ounce of gold produced in fiscal 2006 was also $227 per ounce. During fiscal 2005 and fiscal 2004, Pacific Rim’s share of production was 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $329 per ounce (actual cash cost, being the total cash production costs less non-cash heap leach inventory drawdown costs, of $219 per ounce), and 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $116 per ounce), respectively. Gold prices rose markedly during fiscal 2006, from $427.90 per ounce on May 3, 2005 (the first trading day in fiscal 2006) to $644.00 per ounce at April 28, 2006 (the last trading day in fiscal 2006), on its way to a 25-year high of $725.00 per ounce reached on May 12, 2006 subsequent to the end of the Company’s 2006 fiscal year.

Production Highlights

	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Ounces gold produced*	15,117	22,056	29,687
Ounces silver produced*	135,085	212,705	238,124
Total cash production cost	$227	$329	$372
Actual cash production cost**	$227	$219	$116
Average realized gold price	$497	$412	$385
Average actual gold price	$492	$416	$384

*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost less non-cash heap leach inventory drawdown cost (see Section 12 “Non-GAAP Measures”)

Fiscal 2006 gold production from Denton-Rawhide was approximately 31% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators continued re-contouring the pile in order to expose the leaching fluids to a greater surface area. Although this re-contouring resulted in short term increases in gold production at Denton-Rawhide, the effect was not great enough to offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. The Denton-Rawhide mine owners are considering a number of options for continuing to maximize gold production, which may result in future short term improvements in production. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Forward Sales

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term forward sales program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2005, Pacific Rim had 3,000 ounces of gold sold forward at an average price of $442 per ounce in contracts of 1,000 ounces per month with maturity dates extending to July 2005. These contracts were delivered as scheduled and no further forward sales were undertaken until April 2006 when a further 3,000 ounces of gold were sold forward in contracts of 500 ounces per month with maturity dates extending to October 2006 at prices ranging from $635 per ounce to $644 per ounce. At April 30, 2006, these 3,000 ounces remained sold forward at an average price of $639 per ounce. Pacific Rim’s forward selling program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Landfill Agreement

On October 28, 2004, Pacific Rim and Kennecott, Denton-Rawhide joint venture partners (“Rawhide Joint Venture”), signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste in return for tipping fees, which will provide Pacific Rim with an estimated $103.6 million in cash over the 40+ year term of the agreement. The agreement includes a provision whereby NRRG can buy-out future tipping fees according to a net present value formula. Upon signing of the agreement, NRRG placed a security deposit of $0.5 million in trust and must make another payment of $1 million upon closing.

When originally signed, the agreement forecast a provisional closing date of October 2006 subject to three key provisions: the successful purchase by the Rawhide Joint Venture of a number of small parcels of federal land contained within the proposed landfill site; the securing of municipal waste contracts by NRRG; and, the approval by the State of Nevada granting NRRG permission to use the site for municipal waste. The Rawhide Joint Venture’s efforts to purchase the federal land fragments within the pit progressed during fiscal 2006 but to date have not been completed. Redeveloping the Denton-Rawhide mine as a municipal solid waste landfill is expected to provide a number of jobs, local and state tax revenues and a local community host fee over the multi-decade term of the agreement.

The executed agreement provides the Rawhide Joint Venture the right to continue to produce gold through residual leaching of the heap leach pads at Denton-Rawhide, and restart mining activities, if warranted, on land adjacent to the land conveyed to NRRG. The Rawhide Joint Venture will retain certain obligations related to mining on the property conveyed to NRRG, whilst NRRG will accept all obligations and liabilities related to the future impact of the landfill.

4. RESULTS OF OPERATIONS

For the fiscal year ended April 30, 2006, Pacific Rim recorded a loss of $0.6 million or $0.01 per share, compared to a loss of $4.6 million or $0.06 per share for the fiscal year ended April 30, 2005 and $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004. The reduction in net loss for Y/E2006, despite lower sales revenues compared to the previous two periods, is primarily due to substantially decreased mine operating expenses at the Company’s Denton-Rawhide residual leach gold operation ($4.5 million for fiscal 2006 compared to $9.8 million and $13.5 million for the previous two fiscal years) combined with a $3.3 million recovery of investment in the Andacollo Mine during fiscal 2006 (compared to $0.3 million and $0.4 million for the previous two fiscal years).

Revenue

Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $8.0 million in fiscal 2006, compared to $11.9 million in fiscal 2005 and $12.1 million in fiscal 2004. Revenue for 2006 was lower than the previous two periods, despite improvements in the realized gold price ($497 per ounce for Y/E2006 compared to $412 per ounce for Y/E2005 and $385 per ounce for Y/E2004), due to a decrease in precious metal production during fiscal 2006 (15,117 ounces of gold in fiscal 2005 compared to 22,056 ounces of gold in fiscal 2005 and 29,687 ounces of gold in fiscal 2004).

Mine operating expenses were $4.5 million in fiscal 2006, compared to $9.8 million in fiscal 2005 and $13.5 million in fiscal 2004. The sharp decrease is a result of a decrease in direct mine operating costs for fiscal 2006 ($4.5 million for Y/E2006 compared to $9.0 million for Y/E2005 and $12.2 million for Y/E2004) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs ($0.02 million for Y/E2006 compared to $0.9 million for Y/E2005 and $1.3 million for Y/E2004) as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. As a result, a mine operating income of $3.5 million was realized in fiscal 2006, compared to $2.0 million in fiscal 2005 and a loss of $1.3 million in fiscal 2004.

Expenses

Net non-operating expenses increased during fiscal 2006 to $7.4 million, compared to $6.9 million for fiscal 2005 and $6.0 million for fiscal 2004. The current year’s expenses reflect higher direct exploration expenditures for Y/E2006 ($6.2 million) and Y/E 2005 ($6.4 million) compared to Y/E 2004 ($5.1 million) and increased direct general and administrative expenses ($1.5 million for Y/E2006 compared to $1.1 million for Y/E 2005 and $0.9 million for Y/E 2004) reflecting an increase in regulatory and legal costs associated with recently introduced United States and Canadian reporting and regulatory requirements. The Company’s fiscal 2005 expenses were also affected by a gain on the sale of Rawhide property, plant and equipment of $0.8 million during fiscal 2005 (compared to $0.3 for fiscal 2004 and $0.01 million for fiscal 2006).

5. SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)

2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$1,945	$2,649	$1,712	$1,718
Net income (loss)	$(1,721)	$(624)	$1,208	$519
Net income (loss) per share - basic and diluted	$(0.01)	$(0.01)	$0.01	$0.01

2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$2,925	$2,675	$2,828	$3,440
Net income (loss)	$(277)	$(637)	$(2,382)	$(1,338)
Net income (loss) per share - basic and diluted	$0.00	$(0.01)	$(0.03)	$(0.02)

*unaudited

The Company does not experience any material seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) rose steadily from the third quarter of fiscal 2005 through the 2nd quarter of fiscal 2006 with improvements in the price of gold and reductions in mine operating costs, combined with recovery on investments in the Andacollo mine. During the third and fourth quarters of fiscal 2006 net income reversed direction and became a net (loss) as recoveries in investment in the Andacollo mine had no impact on third or fourth quarter income. Gold price increases outweighed by production decreases has tended to result in generally decreasing revenues at the Denton-Rawhide mine through the last 8 quarters. Mine operating income has improved quarterly as mine operating expenses are reduced through the residual leaching phase of the operation. Variability in net income (loss) on a quarterly basis is largely a function of unusual or extraordinary events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During fiscal 2006 Pacific Rim’s cash and cash equivalents increased by $1.4 million from $0.4 million at April 30, 2005 to $1.8 million at April 30, 2006. At Y/E 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $14.6 million and $0.5 million respectively, compared to $0.4 million and $0.02 million respectively at Y/E 2005 (an increase year over year of $14.3 million for temporary investments and $0.5 million for bullion). In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately available to cover short-term cash requirements.

During fiscal 2006 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $3.3 million in proceeds from creditor payments and the sale of the Company’s Andacollo asset, $0.3 million from the exercise of stock options, $0.3 million of investment income and $16.4 million from the March 2006 Financing. Outlays of cash during the year included: $14.3 million in temporary investments, $6.2 million in direct exploration expenditures and $1.5 million in direct general and administrative expenses. The net of these cash inflows and outlays was a net increase in cash and cash equivalents for fiscal 2006 of $1.3 million.

Cash Flow Used For Operating Activities
Cash flow used for operating activities was $(1.1) million in fiscal 2006 compared to $(1.6) million in fiscal 2005 and $(1.1) million in fiscal 2004. The substantially reduced loss for fiscal 2006 (a loss of $0.6 million for Y/E2006 compared to a loss of $4.6 million for Y/E2005 and $6.9 million for Y/E2004), was offset by a reduction in inventories to $(0.5) million for fiscal 2006 from $3.7 million for fiscal 2005 and $7.2 million for fiscal 2004. This led to a slight decrease in cash flow used for operating activities for fiscal 2006 compared to the previous two fiscal periods.

Cash Flow Provided by (Used For) Investing Activities
Cash flow used for investing activities was $(14.3) million during fiscal 2006, compared to $0.5 million and $0.3 million provided by investing activities in fiscal 2005 and fiscal 2004 respectively. The sharp increase in cash flow used for investing activities in the current year compared to the two previous periods reflects $14.3 million in temporary investments made during fiscal 2006 from the proceeds of the Financing. Temporary investments totaled $0.4 million in fiscal 2005 and $Nil in fiscal 2004. Two other items contributed to the cash flow provided by investing activities during fiscal 2005 and fiscal 2004 for which there were no comparable items during fiscal 2006: proceeds from the disposition of property, plant and equipment were $0.8 million in fiscal 2005, $0.3 million in fiscal 2004 and $0.01 million for fiscal 2006, and reclamation sinking fund withdrawals were $0.1 million in fiscal 2005, $0.5 million in fiscal 2004, and $Nil million in fiscal 2006.

Cash Flow Provided by Financing Activities
During fiscal 2006, cash flow provided by financing activities totaled $16.7 million, substantially increased from the $0.1 million provided in fiscal 2005 and $1.2 million provided in fiscal 2004. The fiscal 2006 financing cash flow is primarily related to the issuance of common shares of the Company, net of the issue costs, as part of the Company’s March 2006 Financing.

The Financing was undertaken through a syndicate of underwriters led by BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Haywood Securities Inc. and Salman Partners Inc. (collectively, the "Underwriters") under which the Underwriters agreed to buy and sell to the public the aggregate of 23,900,000 common shares of Pacific Rim at a price of CDN$0.84 per common share (representing total gross proceeds of CDN$20,076,000) which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares. In consideration for their services, the Underwriters received a 6% cash commission and broker warrants entitling the Underwriters to purchase up to 1,195,000 common shares of the Company at a price of CDN$0.84 per common share on or before March 1, 2007.

Cash flow provided by financing activities was further supplemented in fiscal 2006 by $0.3 million in proceeds from the issuance of common stock upon the exercise of stock options (783,766 shares at an average price of $0.55 per share) (compared to $0.1 million in Y/E2005 and $1.2 million in Y/E2004).

Capital Resources and Financial Condition

At April 30, 2006, the book value of Pacific Rim’s current assets stood at $17.4 million, compared to $1.2 million at April 30, 2005. The increase in current assets is primarily as result of increases in cash and cash equivalents and temporary investments (stemming from the sale of shares in conjunction with the Company’s March 2006 Financing), and proceeds from the sale of the Company’s Andacollo asset), and increases in bullion during fiscal 2006. The Company’s total assets at Y/E2006 were $24.9 million compared to $8.6 million at Y/E2005, with property, plant and equipment, and closure fund balances relatively stable year over year. At Y/E2006, Pacific Rim had current liabilities of $1.0 million compared to $1.3 million at Y/E2005.

Currently, Pacific Rim has no short- or long-term debt.

The $16.2 million increase in current assets combined with the $0.3 million reduction in current liabilities, resulted in a $16.4 million improvement in working capital from $(0.1) million at the end of fiscal 2005 to $16.3 million at the end of fiscal 2006.

The Company’s exploration plans for fiscal 2007 are:

  conclusion of the South Minita delineation drill program and completion of an updated resource estimate for the El Dorado project focusing on the South Minita deposit (both of which were completed subsequent to the fiscal 2006 year end)
  completion of a full feasibility study for the El Dorado project, based on the additional gold ounces outlined at the El Dorado project in the June 2006 resource estimate, to consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study refocusing of the Company’s drilling program back to exploration-style drilling to test the new, high priority gold targets discovered in the southern part of the El Dorado district commencement of the Santa Rita drill program
  continued target generation on the Company’s grassroots projects, and continuation of the Company’s search for additional project acquisitions

Expenditures for this aggressive exploration program outlined for fiscal 2007 are anticipated to be approximately $8 million, sufficiently available from the Company’s current cash and cash equivalent, and temporary investment balances. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for exploration or general and administrative expenses. In addition, in September 2006 the Company expects to receive a $1.0 million payment related to the sale of the Andacollo mine (see Section 2). The Company believes it has sufficient working capital in place and expected cash receipts due in the coming fiscal year to adequately cover its planned expenditures. If the Company decides to commence development activities at El Dorado during the coming fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Pacific Rim, received $3.0 million during fiscal 2006 in recovery of investment in the Andacollo mine related to its sale of its Cayman and Chilean subsidiaries that owned the Andacollo mine. During fiscal 2006 the Andacollo creditors plan was concluded and Pacific Rim was repaid $0.3 million owing to it under the plan, with no further amounts due to the Company. This compares to a recovery of investment in the Andacollo mine of $0.3 million during fiscal 2005 and $0.4 million during fiscal 2004.

7. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, a photocopier, and vehicles through to 2010 as set out in Note 13 to the 2006 annual financial statements. The following table lists as of April 30, 2006, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)

	Payments due by period
	Total	< 1 year	1- 3 years	3 – 5 years	> 5 years
Debt Obligations	$0	$0	$0	$0	$0
Operating Lease Obligations	$234	$122	$109	$3	$0
Accounts payable and accrued liabilities	$882	$882	$0	$0	$0
Accrued closure costs	$1,992	$143	$697	$996	$156
Total	$3,108	$1,147	$806	$999	$156

8. CRITICAL ACCOUNTING POLICIES

The details of Pacific Rim’s significant accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Temporary Investments

Term investments with a term to maturity from inception of greater than three months which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to insignificant risks of loss in value are classified as temporary investments.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Product Inventory

Product inventory, comprised of gold in process, is valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, will be capitalized as incurred and amortized on a units of production basis over estimated recoverable reserves.

Environmental Expenditures and Closure Costs

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company’s share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 “Asset Retirement Obligations” which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 143 as required under United States GAAP requirements for the reporting of asset retirement obligations.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes.

Share Capital

The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based Compensation

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870 “Stock-based Compensation and Other Stock-based Payments”.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, an arrangement exists, the price is fixed and determinable, and collection is reasonably assured.

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold forward sales contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for a portion of its future production. The Company’s entire forward sales activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Exchange

Transaction amounts denominated in other currencies are translated into United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses on translation are included in determining net income for the period.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate, 2005 pre-feasibility study and June 2006 resource estimate (see Section 14).

Inventories
The current inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of gold in process inventories at the Denton-Rawhide gold mine. The cost of the gold in process inventory was estimated by Kennecott, operator of the Denton-Rawhide mine. The gold in process inventory cost estimate is based on the cost of gold in the process of being recovered.

Accrued Closure Costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 9 to the consolidated financial statements.

9. RISKS AND UNCERTAINTIES

History of Losses
The Company has a history of losses and may continue to incur losses for the foreseeable future. As of April 30, 2006, the Company had an accumulated deficit of $53.3 million. The Company's sole source of operating revenue is derived from its interest in Denton-Rawhide. Production at Denton-Rawhide decreased during the past fiscal year and is expected to continue to decline as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, the Company is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2007. There can be no assurance that the Company will realize revenue growth or achieve profitability.

Financing Risks
The Company anticipates that cash and cash equivalents, temporary investments and bullion, combined with the expected cash generated from leaching activities at Denton-Rawhide and future payments due from the sale of the Andacollo mine asset will be sufficient to fund the Company's cash requirements and current exploration activities through the coming fiscal year but are not sufficient to fully fund significant development activities such as the construction of an underground access/haulage ramp at the El Dorado Property. There can be no assurance that the Company's exploration programs will result in locating additional commercially exploitable mineral ores or that the Company’s properties will be successfully developed. Further, there can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There is no assurance that operating cash flow from Denton-Rawhide will continue to be sufficient (see "Metal Price Volatility") or that additional funding will be available to it to further exploration and development of its projects or to fulfill its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of its securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects with a possible loss of some properties.

Exploration Risks
Resource exploration, development, and operations is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. As described under "Mineral Projects", except for the Denton-Rawhide mine, which has ceased mining activity and is in a residual leaching phase, and the El Dorado Property, which contains proven and probable reserves, none of the Company's properties have a known body of ore and any proposed exploration programs are an exploratory search for ore.

The Company's principal exploration property is located in El Salvador which country imposes certain requirements and obligations on the owners of exploratory properties including application requirements, periodic reporting requirements, limited terms and certain fees and royalty payments. See "Mineral Projects – El Salvador Properties – El Salvador Mining Regime." The Company may acquire interests in properties in other North, Central and South American countries that may place substantial restrictions on the Company’s exploratory and development activities. The Company believes it has and will continue to carefully evaluate the political and economic environment in considering properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's properties or its operations. Such restrictions may have a materially adverse effect on the Company's business and results of operation.

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations and other conditions may be encountered in the mining process. The Company may become subject to liability for pollution, accidents or injury to employees, cave-ins or hazards against which it cannot insure against or which for economic reasons it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position. In addition, there are a number of uncertainties inherent in any mining activity as to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities, and the appropriate financing thereof. There can be no assurance that the Company’s exploration and acquisition programs will yield new reserves to expand current resources. The development of the Company’s properties will require the commitment of substantial financial resources to conduct the time-consuming exploration and development of properties. There can be no assurance that the Company will generate any additional revenues or achieve profitability.

Although mineral resource and reserve estimates included in this document have been carefully calculated, prepared, reviewed and/or verified by independent mining experts who are Qualified Persons, and have been reviewed by the Company, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold and/or silver from mineral resources or reserves will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of mineral resources and reserves, production and capital costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that the percentage of gold recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Uncertainty of Mineralization Estimates
Although the Company has assessed the mineral reserve and mineral resource estimates presented herein and believes that the methods used to estimate such mineral reserves and mineral resources are appropriate, such figures are estimates. As well, estimates of mineral reserves and mineral resources are inherently imprecise and depend to some extent on statistical inferences drawn from limited drilling, which may prove unreliable. Furthermore, no assurances can be given that the indicated level of recovery of gold or other minerals will be realized. Market price fluctuations of gold or other minerals may render reserves and deposits containing relatively lower grades of mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the deposits or the processing of new or different grades, may cause mining operations to be unprofitable in any particular period.

Title to Properties
The Company's exploration properties may be subject to prior unregistered agreements or transfers or local land claims and title may be affected by undetected defects. As part of its investigations, the Company has investigated and believes it has good title to its properties. However, the Company cannot guarantee that adverse claims to title will not arise in the future, nor can it express an opinion on how difficult the resolution of such claims would be under the laws of foreign jurisdictions. The Company is in the process of converting a portion of its El Dorado Property exploration licenses to an exploitation concession and has made the necessary applications and carried out the studies requested by the authorities, including an environmental impact study. The approval of the El Dorado environmental impact study by the environmental ministry is a requirement for approval of the exploitation concession by the economic ministry. The Company cannot say with certainty when or if the authorities in El Salvador will approve the El Dorado environmental impact study or grant the Company an exploitation concession. El Salvadoran administrative rules and procedures assure the Company exclusive rights to the proposed exploitation concession area while the conversion process is underway.

Metal Price Volatility
The Company's ability to generate profits from its residual leach operations at Denton-Rawhide or any future mining operations is directly related to the international price of gold, which is not within the control of the Company. The gold price has a history of extreme volatility and there can be significant upward or downward movements in price in a short period of time. Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Company. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion;

forward or short sales of gold by producers and speculators; future level of gold production; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interest rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar.

Government Law, Environmental and Other Regulatory Requirements
The Company's El Dorado, Santa Rita and Zamora properties are located in El Salvador. In addition, the Company holds or seeks to acquire properties for exploration in other Central and South American countries. Mineral exploration and mining activities in foreign countries are subject to risks normally associated with the conduct of business in foreign countries and in addition its business activities may be affected in varying degrees by political stability and government regulations as these evolve in sovereign nations. These risks may include foreign labour disputes, invalidation of governmental orders, uncertain political and economic environments, war or civil disturbances, changes in laws, changes in foreign exchange rates, regulations and policies of governments, changes in foreign tax laws, delays in obtaining necessary permits, limitations on the repatriation of earnings and original investments and increased costs of and difficulty in obtaining financing.

The management of the Company uses its collective experience in international mineral exploration and development to assess the risks that exist in various countries. When determining whether or not to proceed with an investment in a particular country, management compares the potential benefits of a country’s geological potential with the long-term political and economic risks. However, as with all other types of international business operations, currency fluctuations, exchange controls, change to tax regimes and political action could impair the value of the Company's assets in such foreign jurisdictions.

Mining operations have inherent risks and liabilities associated with possible pollution of the environment and with the disposal of waste products occurring as a result of mineral exploration or the production of metals from producing mines. Laws and regulations involving the protection and remediation of the environment and governmental policies and regulations for the implementation of such laws and regulations are constantly changing and are, in general, becoming more restrictive and more costly to abide by. There may be costs and delays associated with compliance with these laws or regulations that could prohibit the Company from the development or expansion of a mine. Mine closure and reclamation cost requirements could change from current estimates. The Company strives to ensure, and to the best of the Company's knowledge, it is operating in compliance with all applicable environmental and mine closing regulations.

Forward Selling Activities
The Company may utilize forward selling to protect the selling price of a portion of its gold production from the Denton-Rawhide mine. Silver production is sold in the spot market. The market risk to the Company’s cash flow from forward selling relates to the possible failure of the counter-parties to honor their commitment to purchase the gold when the price exceeds the appropriate spot price at maturity. Counter-parties to any forward sale contracts are large international credit worthy institutions. The market risk to the Company of any gold forward sale contracts would relate to the possibility that the Company may not produce sufficient gold at the appropriate time to meet the obligations as they arise.

Dependence on Management
The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management team. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company does not maintain key employee insurance on any of its employees.

Conflicts of Interest
The Company's directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Competition for Other Assets
Significant and increasing competition exists for the limited number of gold acquisition opportunities available worldwide. As a result of this competition, some of which is with large established mining companies having substantial capabilities and substantially greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Currency Fluctuations May Affect the Costs of Doing Business
The Company's activities and offices are currently located in Canada, the United States, Argentina, El Salvador and Chile. Gold and silver are sold in international markets at prices denominated in U.S. dollars. However, some of the costs associated with the Company's activities in Canada, Chile and El Salvador may be denominated in currencies other than the U.S. dollar. Any appreciation of these currencies vis a vis the U.S. dollar could increase the

Company's cost of doing business in these countries. In addition, the U.S. dollar is subject to fluctuation in value vis a vis the Canadian dollar. The Company does not utilize hedging programs to mitigate the effect of currency movements.

The Company's Insurance Coverage May Be Inadequate
The mining industry is subject to significant inherent risks. While where applicable the Company has purchased property, business interruption (Denton-Rawhide only) and liability insurance that it believes is appropriate for the level of risk incurred, it does not carry insurance for political risk, nor environmental damage or pollution because such coverage cannot be purchased at reasonable costs. This lack of insurance coverage could result in material economic harm to the Company if a significant claim against the Company should occur.

Reclamation Risks at Denton-Rawhide
The Denton-Rawhide mine is an open pit heap leach operation that ceased active mining in October 2002. The final reclamation and closure plan for Denton-Rawhide has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval. The Coordinating Committee of the Denton-Rawhide mine determined, for the purposes of the Reclamation Trust, total reclamation and severance costs for the Denton-Rawhide mine of $9.8 million, of which 49% are to the account of the Company and contributed to the Reclamation Trust. This determination of reclamation and severance costs is for the purposes of the Reclamation Trust only and although believed to be sufficient to handle all remaining closing costs may not be a true reflection of actual reclamation and closure costs of the Denton-Rawhide mine.

Increased Costs and Compliance Risks as a Result of Being a Public Company
Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the United States Securities and Exchange Commission, the AMEX and the TSX. The Company expects these rules and regulations, in particular Section 404 of the Sarbanes-Oxley Act of 2002, to significantly increase its legal and financial compliance costs and to make some activities more time-consuming and costly. The Company is currently preparing for compliance with Section 404; however, there can be no assurance that the Company will be able to effectively meet all of the requirements of Section 404 in the required timeframe. Any failure to effectively implement new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the Company’s stock price. The Company also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal controls, the Company's ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause the Company's stock price to decrease.

10. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental

In September 2004, the Company submitted an Environmental Impact Study ("EIS") for a 750 tonne per day ("tpd") operation to the El Salvadoran Environmental and Natural Resources Ministry ("MARN"). In September 2005, the finalized EIS (incorporating comments from MARN) was resubmitted to MARN, which then granted final technical approval of the EIS, and instructed the Company to submit the EIS for public comment. The public comment period ran for two weeks in October 2005. In March 2006, the Company received from MARN a list of issues raised during the public comment period and was asked to amend the EIS to address these issues. The Company is currently preparing the EIS for resubmission to MARN, following which it will await further instructions or final acceptance of the EIS and granting of an environmental permit.

Pacific Rim has in deposit a closure fund of $3.2 million (fair market value of $3.3 million) as of April 30, 2006, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.1 million are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with a further $1.9 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Community benefit initiatives undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project include:

Education
Literacy and math competency are important job skills. Pacific Rim has initiated optional classes to improve the literacy and math skills of its local employees. The Company has expanded this program into the local community as a pre-employment educational opportunity for the largely unskilled local labor force. Presently approximately 120 members of the local community are participating in the classes. Pacific Rim intends to hire locally to the maximum extent possible, should the Company make a positive production decision at El Dorado.

Reforestation
Pacific Rim supports an on-going collaborative program with the Peace Corps and other local organizations to reforest the area around the El Dorado project, with more than 30,000 trees planted to date. The Company provides the nursery space, materials and labor for the planting season and expects to plant a further 8,000 trees during fiscal 2007.

Water
During the dry season, readily available domestic water in the El Dorado project vicinity can become limited; an annual complication for the many people that live in the area. Pacific Rim has conducted hydrogeologic studies aimed at identifying new sources of ground water for two local communities. Optimal well locations have been selected and the communities are in the process of acquiring the necessary permits. Once the permits have been acquired, Pacific Rim will fulfill its prior commitment to drill and install casing in the new wells.

Community Development
During fiscal 2006, Pacific Rim began to implement the first stages of a sustained program of community development, focusing primarily on health and education initiatives. Recently, two collaborative projects were completed in which elementary school buildings and playgrounds received retaining walls and chain-link fences with materials provided by Pacific Rim and labor supplied by the community. The Company also provided materials, labor and technical supervision for the design and construction of a security wall at a local hospital. Work clothes for the security staff and the field crews are fabricated under contract to a group of women in the local community.

Pacific Rim established a non-profit foundation during fiscal 2006, which will serve as the mechanism for community development investments in the future. A community development committee has been formed with 10 members from various parts of the community. This committee is charged with identifying and then recommending “real value” community development projects to the foundation. Pacific Rim has committed to fund the foundation with the equivalent of 0.5% of direct operating costs on an annual basis.

Further information regarding Pacific Rim’s approach to environmental and socials issues is available on the Company’s website (www.pacrim-mining.com).

11. OUTLOOK

Pacific Rim’s funds available for exploration in the coming year include current cash and cash equivalent balances plus short term liquid investments, a $1 million payment due in September 2006 related to the sale of the Andacollo mine, and anticipated cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2007 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A portion of these funds will be spent on the El Dorado gold project in El Salvador in the coming year. The Company expects to complete a feasibility study for the El Dorado project, to examine the impact of the newly quantified gold and silver ounces from the June 2006 updated resource estimate at the El Dorado project on the mine plan envisioned in the January 2005 pre-feasibility study. In addition, with the South Minita delineation drilling completed, the Company intends to resume exploration drilling, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in a full feasibility study expected by the end of calendar 2006, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. While its funds available are sufficient to commence development activities at El Dorado, they are not sufficient to complete the construction of an access/haulage ramp. Additional financing will be required in this case. Outside of the El Dorado project, during the coming fiscal year Pacific Rim intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

12. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2005 (twelve months ended April 30, 2005)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$8,963	$8,963
Silver credits realized	$(1,706)	$(1,706)
Inventory change	n/a	$(2,430)
Cost base for calculation	$7,257	$4,827
Gold ounces produced	22,056	22,056
Cost base per gold ounce produced	$329	$219

Fiscal 2006 (twelve months ended April 30, 2006)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$4,480	$4,480
Silver credits realized	$(1,043)	$(1,043)
Inventory change	n/a	$(12)
Cost base for calculation	$3,437	$3,425
Gold ounces produced	15,117	15,117

Cost base per gold ounce produced	$227	$227

13. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); current year’s 40-F, or prior years’ 20-F, filings (available at www.sec.gov); and website www.pacrim-mining.com.

14. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

National Instrument 43-101

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above will be filed with SEDAR on or before July 31, 2006. The report will be co-authored by Mr. Steve Ristorcelli, P.Geo., Mr. Peter Ronning, P.Eng., and Mr. Ken Reipas, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

Cautionary Note to U.S. Investors Concerning Estimates of Resources and Reserves

We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

"Mineral reserves" have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the U.S. Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented above, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under U.S. Securities and Exchange Commission guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a "final" or "bankable" level feasibility study as required by the U.S. Securities and Exchange Commission; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively (the industry standard current at the time of the Minita reserve calculation), rather than the historic three year average prices required by the U.S. Securities and Exchange Commission (which as at January 21, 2005, the date of the Minita reserve calculation, would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated July 12, 2006